HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

February 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Stephen Kim; Doug Jones; Cara Wirth; and Katherine Bagley

Re:	GRIT BXNG At Home, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 9, 2021
File No. 024-11392

To Whom It May Concern:

Thank you for your February 17, 2021 letter regarding GRIT BXNG At Home, Inc. (“GRIT,” the “Company,” “we,” “us,” or “our”). In order to assist the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) review of GRIT’s Offering Statement on Form 1-A (the “Offering Circular”), on behalf of GRIT, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the numbered comments in their entirety followed by our responses thereto.

Amendment No. 2 to Offering Statement on Form 1-A

Choice of Forum, page 35

Exhibit 3.6 states that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the extent that Exhibit 3.6 is intended to limit the forum for claims under the federal securities laws to federal court, please revise your offering circular to state as much. Also, because your federal exclusive forum provision appears to apply to Securities Act claims, please revise your offering circular to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: the Staff is advised that on February 18, 2021 the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware removing the sentence in its Certificate of Incorporation limiting the forum for claims under the federal securities laws to federal court. The Certificate of Amendment has been filed as Exhibit 3.7 to the Amendment to the Form 1-A Offering Circular filed by the Company on February 19, 2021.

* * *

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

February 18, 2021

GRIT acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. GRIT acknowledges that the Staff’s comments or changes to disclosure do not foreclose the SEC from taking any action with respect to the filings. GRIT acknowledges that the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Hank Gracin

Hank Gracin